Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

BEFORE THE

NORTH CAROLINA UTILITIES COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
	)	Docket Nos. P-936, Sub 4
AT&T CORP., TOGETHER	)	P-140, Sub 88
WITH ITS CERTIFICATED	)
SUBSIDIARIES	)
)
for Approval of Change In Control	)
)

JOINT APPLICATION OF SBC COMMUNICATIONS INC. AND

AT&T CORP. AND ITS CERTIFICATED SUBSIDIARIES, FOR APPROVAL OF CHANGE IN CONTROL AND REQUEST FOR EXPEDITED DECISION

1.                                       SBC Communications Inc. (“SBC”), AT&T Corp. (“AT&T”), and the AT&T subsidiaries, named herein, certificated to provide telecommunications services in the State of North Carolina (collectively, “Joint Applicants”) hereby request expedited Commission approval, pursuant to N.C. Gen. Stat. § 62-111(a), of the change in control of the certificated entities resulting from the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger jointly entered into by SBC and AT&T on January 30, 2005.*

2.                                       The merger of SBC and AT&T, and thus the change in control of the AT&T certificated entities in North Carolina, is justified by the public convenience and necessity.  The merger will occur solely at the holding company level, and it will accordingly cause no change in the direct ownership of, or this Commission’s regulatory authority over, any entity certificated to provide telecommunications services in North Carolina.  The merger will permit the Joint Applicants to continue providing existing services at just and reasonable rates, and it will

* An investor disclosure statement is attached to this application as Exhibit A.

augment the competitive telecommunications markets within the State of North Carolina.  In addition, the merger will enhance the abilities of those operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two telecommunications companies with complementary strengths and by capitalizing on the companies’ shared values of customer service, innovation, and reliability.

3.                                       The Joint Applicants respectfully submit that the public interest will be served if the proposed change in control, explained more fully below, is permitted to be consummated quickly.  Accordingly, the Joint Applicants request that the Commission expedite the approval process by granting priority to this Joint Application pursuant to N.C. Gen. Stat. § 62-78(e).

I.                                         THE PARTIES

A.                                    SBC Communications Inc. (“SBC”)

4.                                       SBC Communications Inc. is a Delaware corporation with headquarters at 175 East Houston, San Antonio, Texas 78205-2233.  SBC, through its operating subsidiaries, provides voice, data, and Internet services to residential, business, and government customers, mostly in a 13-state region.  SBC subsidiaries serve 52.4 million access lines and have 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  More detailed information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report, available at http://www.sbc.com/gen/investor-relations?pid=5465.(1)

(1) SBC owns three subsidiaries that are certificated to provide competitive telecommunications services in North Carolina.  The first, SBC Long Distance, Inc. f/k/a Southwestern Bell Communications Services, Inc., a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588, is authorized: (1) to provide intrastate local exchange services as a CLP in the areas currently served by BellSouth pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on April 21, 2004 (in Docket No. P-638, Sub 1); and (2) to provide intrastate interexchange services by switchless resale on a statewide basis pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on June 4, 1997 (in Docket No. P-638).  The second, SBC Telecom, Inc., is a Delaware corporation headquartered at 1010 N. St. Mary’s Street, Room 14-J, San Antonio, Texas 78215.  SBC Telecom is authorized: (1) to provide intrastate local exchange services as a CLP on a statewide basis pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on August 7, 2000 (in Docket No. P-936); (2) to provide facilities-based and resold interexchange services pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on April 4, 2002 (in Docket No. P-936 Sub 1).  The third, SNET America, Inc. d/b/a SBC Long Distance East, is a Connecticut corporation headquartered at 310 Orange Street, New Haven, CT 06510.  SBC Long Distance East is a wholly owned subsidiary of the Southern New England Telephone Company, which in turn is a wholly owned subsidiary of SBC.  SBC Long Distance East is authorized to provide switchless resold intrastate, interexchange services pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on January 9, 1996 (in Docket No. P-473).

This Commission has pending before it a joint application of SBC Telecom, Inc. and SBC Long Distance for the consolidation of the operating authority of both entities into SBC Long Distance, LLC.  See Joint Petition for Approval of Corporate Realignment Transactions, Joint Petition of SBC Telecom, Inc. and SBC Long Distance, Inc. for Approval of Corporate Realignment Transactions, Docket No. P-1347 (NCUC filed Dec. 16, 2004).  The merger of SBC and AT&T will not affect the proposed consolidation in any fashion.

B.                                    AT&T Corp. (“AT&T”)

5.                                       AT&T Corp. (“AT&T”) is a New York holding corporation with headquarters at One AT&T Way Bedminster, New Jersey 07921.  AT&T provides domestic and international voice and data communications services to residential, business, and government customers in the United States and around the world.  AT&T operates sophisticated global communications networks that support IP as well as other data and voice traffic.  AT&T’s network operations are supported by AT&T Laboratories, a world-leading source of research and development.  More comprehensive information concerning AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report, available at http://www.att.com/ar/docs/annualreport_2003.pdf.

C.                                    AT&T Subsidiaries

6.                                       AT&T Communications of the Southern States, LLC (“AT&T-Southern States”) is a Delaware corporation headquartered at One AT&T Way, Bedminster, NJ 07921.  AT&T-Southern States is a wholly owned subsidiary of AT&T and is authorized to provide interexchange telecommunications services, competitive local exchange services, and pay telephone services on a statewide basis pursuant to Certificates of Public Convenience and Necessity granted by this Commission in Docket Nos. P-140, Sub 0, P-140, Sub 48, and SC-40.

7.                                       TCG of the Carolinas, Inc. (“TCG”) is a Delaware corporation headquartered at One AT&T Way, Bedminster, New Jersey 07921.  TCG is a wholly owned subsidiary of Teleport Communications Group, Inc., which is in turn a wholly owned subsidiary of AT&T.  TCG is authorized to provide local exchange telecommunications services in the territory of incumbent LECs with more than 200,000 access lines and interexchange telecommunications services on a statewide basis pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on September 16, 1997 (in Docket No. P-646 and Docket No. P-646, Sub 1).  TCG Public Communications, Inc. is also certificated to provide payphone services in accordance with the Commission’s Order in Docket No. SC-1632, Sub 0, July 9, 2001.(2)

E.                                      Designated Contacts

SBC Contacts

Wayne Watts

Paul K. Mancini

Martin E. Grambow

James M. Robinson IV

SBC Communications Inc.

175 East Houston

San Antonio, Texas  78205-2233

(210) 351-3429

Colin S. Stretch
Scott K. Attaway
Kellogg, Huber, Hansen, Todd, Evans & Figel, PLLC
Sumner Square
1615 M Street, N.W.
Suite 400
Washington, DC  20036

(2) TCG Public Communications, Inc., an AT&T affiliate, is in the process of completing an unrelated transaction involving the sale of its payphone operations that, to the extent required, will be the subject of a separate Commission filing.  That transaction will be completed prior to the consummation of the merger of SBC and AT&T.

(202) 326-7968

Dwight W. Allen

N.C.State Bar No. 5484

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, LLP

150 Fayetteville Street Mall

Raleigh, NC  27602-2611

(919) 821-6747

(919) 821-6800

AT&T Contacts

Sylvia Anderson

David Eppsteiner

AT&T Communications of the Southern States, LLC

1230 Peachtree St., NE

Suite 400

Atlanta, GA  30309

(404) 810-8070

(404) 810-4945

Lori Reese Patton

N.C. State Bar No. 31719

Womble, Carlyle, Sandridge & Rice, PLLC

One Wachovia Center

Suite 3500

301 South College Street

Charlotte, NC  28202-6037

(704) 331-4926

T. John Policastro

P.O. Box 97713

Raleigh, NC  27624

(919) 334-3693

II.                                     REQUEST FOR APPROVAL OF SBC’S ACQUISITION OF AT&T

A.                                    The Planned Merger

8.                                       On January 30, 2005, SBC and AT&T entered into an Agreement and Plan of Merger (“Merger Agreement”).  A copy of the Merger Agreement is attached hereto as Exhibit B.

9.                                       The Merger Agreement provides that SBC will acquire AT&T.  At closing, a wholly owned subsidiary of SBC, created for the purpose of consummating the transaction, will be merged with and into AT&T.  AT&T will be the surviving entity of the merger and the combined entity will retain the name AT&T Corp.  AT&T thus will become a wholly owned subsidiary of SBC.

10.                                 In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

11.                                 The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of all certificated subsidiaries consistent with Commission practices.  SBC Long Distance, SBC Telecom, SNET America, AT&T-Southern States, and TCG will continue to hold all of the state certificates that they currently hold and will continue to provide services in accordance with their existing tariffs.  There will be no transfer of assets of those certificated entities in connection with this merger.

B.                                    Statutory Authority

12.                                 The Commission’s authority to approve changes in control of certificated entities is granted by N.C. Gen. Stat. § 62-111(a).  North Carolina law requires Commission approval when a change in control “is justified by the public convenience and necessity.”   N.C. Gen. Stat. § 62-111(a).  As explained in more depth below, the proposed merger of SBC and AT&T satisfies this standard.

III.                               THE MERGER WILL SERVE THE PUBLIC INTEREST

A.                                    General Benefits of the Proposed Merger

13.                                 The Joint Applicants respectfully submit that the merger of SBC and AT&T will demonstrably benefit the public interest.  The combination of SBC and AT&T responds to major technological, marketplace, and regulatory changes promoting facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol (“IP”) networks and services more quickly and effectively than either company could on a stand-alone basis.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

14.                                 The public will benefit from the merger’s creation of a vigorous U.S. carrier with global reach.  AT&T’s network, which spans more than 50 countries, and AT&T Labs’ technological prowess will be combined with SBC’s financial strength and local exchange, broadband, and wireless capabilities.  Notably, SBC expects higher capital spending, totaling approximately $2 billion (before synergies) over the first several years after consummation of the merger, than likely would have been incurred by the two companies absent the merger.  The transaction thus will maintain American leadership in communications and allow the combined organization to continue to compete successfully for global business.  The telecom sector has been a driving force in the American economy, with a significant impact on investment, employment and productivity.  By perpetuating American leadership in telecommunications, the merger will benefit all Americans.

15.                                 The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, and the Department of Defense.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

16.                                 The merger will increase innovation and investment, which will make existing services more efficient, lead to more rapid introduction of those services to new customers, and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  Once the SBC and AT&T networks are combined as part of one organization, moreover, transport will be more efficient, reliability will increase, and the quality of service will be higher.  Customers in North Carolina should benefit from these anticipated merger synergies.

B.                                       Post-Merger Competition

17.                                 The merger will enhance competition in the provision of communications services to businesses in the State of North Carolina.  There already are other providers that stand ready, willing, and able to provide communications services to business customers, including incumbent carriers, such as BellSouth, Sprint, ALLTEL, and Verizon, and competitive carriers such as US LEC, Time Warner Telecom, ITC^DeltaCom and NuVox Communications.  The combined SBC/AT&T organization will only strengthen competition in the business sector.  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses – IXCs, systems integrators, equipment vendors and resellers, network providers, foreign entrants, CLPs, wireless providers, cable companies, and other incumbent LECs – across the full range of current and emerging products.

18.                                 The merger will not diminish competition for mass market customers.  AT&T made an irreversible pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers.  AT&T has already dismantled infrastructure required to recruit new mass market customers by dismissing marketing personnel, terminating vendor contracts, and shutting outbound telemarketing centers.  SBC and AT&T anticipate, however, that the combined company will be better able to compete using VoIP than either company could standing alone.  Prior to its decision to cease actively marketing mass market land-line voice service, AT&T had developed a VoIP service, known as “AT&T CallVantage Service.”  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

C.                                    Quality of Service and Rates

19.                                 The proposed merger will positively enhance the availability and quality of the services currently offered by AT&T-Southern States, TCG, SBC Long Distance, and SBC Telecom.  AT&T-Southern States and TCG will both continue to exist in their current forms upon consummation of the merger.  The merger will have no effect on the rates, terms, or conditions of service provided to current customers of AT&T-Southern States and TCG.  The same is true for the services provided by SBC Telecom and SBC Long Distance.  In general, the merger will be transparent to North Carolina customers of those certificated entities because it will cause no interruption or alteration of the existing tariffs or customer arrangements.  The proposed merger is consistent with the proper performance of telecommunications services provided to the public by those certificated entities and will not impair the abilities of those entities to provide such services.

20.                                 The merger will ultimately improve the quality and variety of telecommunications services offered to the citizens of the State of North Carolina.  The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, SBC and AT&T anticipate that many of the technological innovations of AT&T Labs, which heretofore have been implemented only for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization.

D.                                    The Financial Strength of the Resulting Organization

21.                                 The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  Recent years have proven difficult for the telecommunications industry, and neither AT&T nor SBC has been immune.  The synergies created by this merger will strengthen the combined organizations through reduced costs, increased productivity, and augmented revenues.  And the positive impact on AT&T’s ability to raise necessary capital and maintain a reasonable capital structure, as noted above, will inure to the benefit of all AT&T subsidiaries, including those operating in North Carolina.

E.                                      Employment

22.                                 The merger of SBC and AT&T will create a much stronger job outlook for the combined organization.  As a result of the recent financial downturn in the telecommunications industry, hundreds of thousands of jobs have been lost.  Neither SBC nor AT&T has been immune.  Since 1999, AT&T has reduced its workforce from over 100,000 employees to approximately 47,000.  SBC likewise has continued to reduce its workforce.  While nearly every corporate merger involves a short-term reduction of jobs because of the need to improve productivity by eliminating redundant and inefficient systems, SBC and AT&T expect that this merger should produce more jobs in the long term than if the companies continued operations independently.

23.                                 The merger will position the combined organization for growth, which in time will produce jobs.  By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies, and improvement of currently existing services.  Furthermore, the workforce-related benefits of this merger extend beyond the combined organization’s employment needs.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed, which in turn creates more jobs in the economy at large.

24.                                 Both the unions representing SBC and AT&T workers – the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) – have expressed their support of the merger.  As Morton Bahr, the President of the CWA stated, “[w]ith the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”  Statement of CWA President Morton Bahr, January 31, 2005, attached hereto as Exhibit C.  The IBEW similarly cheered the merger: “The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike.  The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005 attached hereto as Exhibit D.

F.                                      The Authority of This Commission to Regulate Rates and Service

25.                                 The merger of SBC and AT&T will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiaries currently operating in the State of North Carolina pursuant to this Commission’s certifications.  Upon completion of the merger, the Commission will retain the same authority over the rates, services, and responsibilities of those certificated entities as it possesses today.

H.                                    Related Governmental Filings

26.                                 In addition to this filing, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger, including the Federal Communications Commission and the United States Department of Justice, each of which will review the merger.  The Joint Applicants also expect the transaction to be reviewed by a number of state regulatory commissions, as well as by various international regulatory entities.

IV.                                CONCLUSION

27.                                 Wherefore, for the foregoing reasons, SBC and AT&T respectfully request that the Commission expedite the approval process by granting priority to this Joint Application pursuant to N.C. Gen. Stat. § 62-78, and further request that the Commission approve this Joint

Application and grant any other relief deemed necessary and appropriate to effectuate the Agreement and Plan of Merger.

Respectfully submitted,

/s/ Dwight W. Allen	/s/ Kimberly Brackett Jones for
Dwight W. Allen	Lori Reese Patton
N.C. State Bar No. 5484	N.C. State Bar No. 31719
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.	Womble, Carlyle, Sandridge & Rice, P.L.L.C. One Wachovia Center
150 Fayetteville Street Mall	Suite 3500
Raleigh, NC 27602-2611	301 South College Street
(919) 821-6747	Charlotte, NC 28202-6037
(919) 821-6800	(704) 331-4926

Wayne Watts	Sylvia Anderson
Paul K. Mancini	David Eppsteiner
Martin E. Grambow	AT&T Communications of the Southern States, LLC
James M. Robinson IV	1230 Peachtree St., NE
SBC Communications Inc.	Suite 400
175 East Houston	Atlanta, GA 30309
San Antonio, Texas 78205-2233	(404) 810-4945
(210) 351-3429	eppsteiner@att.com
jr8475@sbc.com

Colin S. Stretch	Counsel for AT&T Corp.
Scott K. Attaway
Kellogg, Huber, Hansen, Todd,
Evans & Figel, PLLC
1615 M Street, N.W., Suite 400
Washington, D.C. 20036
(202) 326-7968 (Telephone)
(202) 326-7999 (Facsimile)
cstretch@khhte.com

Counsel for SBC Communications Inc.

Dated:  February 28, 2005

BEFORE THE

NORTH CAROLINA UTILITIES COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
) Case No.
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
SUBSIDIARIES	)
)
for Approval of Merger	)
)

VERIFICATION

I, Rick L. Moore, being duly sworn according to law, depose and say that I am the Managing Director – Corporate Development of SBC Communications Inc.; that I am authorized to and do make this verification for it; and that the facts set forth in the foregoing Joint Application are true and correct to the best of my knowledge, information, and belief.

/s/ Rick L. Moore
Rick L. Moore
Managing Director – Corporate Development
SBC Communications Inc.

Sworn and subscribed before me
this 25th day of February, 2005

BEFORE THE

NORTH CAROLINA UTILITIES COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
) Case No.
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED	)
SUBSIDIARIES	)
)
for Approval of Merger	)
)

AFFIDAVIT

I, Sylvia E. Anderson, being duly sworn according to law, depose and say that I am the Vice President, Law and Governmental Affairs, Southern Region of AT&T Corp.; that I am authorized to and do make this verification for it; and that the facts set forth in the foregoing Joint Application are true and correct to the best of my knowledge, information, and belief.

/s/ Sylvia E. Anderson
Sylvia E. Anderson
AT&T Law and Governmental Affairs
Vice President – Southern Region

Sworn and subscribed before me
this 23rd day of February, 2005

Exhibit A

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

Exhibit B

Agreement and Plan of Merger

Exhibit C

Statement of CWA President Morton Bahr, January 31, 2005

NEWS RELEASE	For More Information:
For Immediate Release	Jeff Miller or Candice Johnson
1/31/2005	CWA Communications, 202-434-1168

Statement by the Communications Workers of America on SBC’s Proposed Purchase of AT&T

President Morton Bahr of the Communications Workers of America issued the following statement on SBC’s purchase of AT&T. CWA represents 15,000 employees at AT&T and 95,000 at SBC.

SBC’s purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies. Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.

CWA’s concern is for the employment security and career opportunity of the employees we represent. In recent years, AT&T has been contracting its business and shedding jobs. With the integration of its operations into SBC, there is now the opportunity for a new strategy that instead focuses on dynamic growth and creation of new services and technologies.

We look forward to discussing the companies’ plans in more detail as we talk with SBC and AT&T executives in the coming days and weeks.

With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.

###

Exhibit D

Statement of IBEW President Edwin D. Hill, January 31, 2005

For Immediate Release	Contact: Jim Spellane
January 31, 2005	202 728-6014

Statement of the International Brotherhood of Electrical
Workers On SBC Purchase of AT&T

(Washington, DC) – International President Edwin D. Hill of the International Brotherhood of Electrical Workers (IBEW) issued the following statement on the purchase by SBC of AT&T. The IBEW currently represents 12,500 workers at SBC and 900 at AT&T.

“The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.

“As the telecom market becomes increasingly global in nature, it is imperative that U.S. companies have the ability to compete with anyone. The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.

“We pledge to work with management of SBC and AT&T to ensure that this move will bring about a new era of progress for all concerned.”

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